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AB 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis Cohen (212) 374-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/11

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

ANTHONY P. MASTROIANNI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6150690
Qualified in Kings County
My Commission Expires August 07, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.
Financial Statements
December 31, 2008

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2008

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplementary information contained in Schedules I and II is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2009

CUTTONE & COMPANY, INC.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 3,083,792
Receivables from brokers	3,385,717
Furniture, equipment, and leasehold improvements - net	208,949
Other assets	412,958
	$ 7,091,416
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,683,448
Payable to brokers	1,602,407
Other liabilities	203,015
	3,488,870
Stockholders' Equity	
Common stock - $1.00 par value - 2,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	213,286
Retained earnings	3,388,260
	3,602,546
	$ 7,091,416

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 29,141,259
Other income	245,155
Interest and dividends	63,401
	29,449,815
Expenses	
Salaries and bonuses	15,122,456
Payroll taxes and employee benefits	524,636
Electronic charges	3,865,099
Commissions	1,363,508
Clearance, errors, and margin charges	1,206,197
Regulatory and exchange dues, fees, and charges	1,282,240
Research, data, and education	463,973
Professional, consulting, and technical support fees	1,700,916
Travel, entertainment, and promotion	1,175,450
Advertising	172,340
Telephone	443,695
Insurance	637,883
Rent	345,932
Other	503,462
Depreciation and amortization	139,559
	28,947,346
Income Before Provision for Income Taxes	502,469
Provision for State and Local Corporate Income Taxes	91,157
Net Income	$ 411,312

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2008	$ 1,000	$ 213,286	$ 3,676,948	$ 3,891,234
Net Income	-	-	411,312	411,312
Distributions	-	-	(700,000)	(700,000)
Balance - December 31, 2008	$ 1,000	$ 213,286	$ 3,388,260	$ 3,602,546

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 411,312
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	139,559
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(863,790)
Other assets	68,998
Increase (decrease) in:	
Accounts payable and accrued expenses	492,613
Payable to brokers	905,804
Other liabilities	(979,265)
	175,231
Cash Flows from Investing Activities	
Acquisition of equipment and leasehold improvements	(172,357)
Redemption of U.S. Treasury Bills	327,048
	154,691
Cash Flows from Financing Activities	
Distributions to stockholders	(700,000)
Decrease in Cash and Cash Equivalents	(370,078)
Cash and Cash Equivalents - beginning of year	3,453,870
Cash and Cash Equivalents - end of year	$ 3,083,792
Supplemental Cash Flow Information	
Cash paid for:	
State and local corporate income taxes	$ 201,112

See notes to financial statements.

1 - Organization and Business

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York where it also maintains its office. The company also maintains an office in Irving, Texas, as well as an office in Palm Beach Gardens, Florida.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA).

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America.

c. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the term of the respective leases.

d. ***Advertising Costs*** - The costs of advertising are expensed as incurred and amounted to $172,340 for the year ended December 31, 2008.

e. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code and New York State. Under S corporation status, the Company's net income for federal and New York State purposes is taxed to its shareholders. The Company is subject to income taxes in other states and localities.

The Company has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3). FIN 48 is effective for the Company's annual financial statements for the fiscal period beginning January 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

Although the Company is considered a pass-though entity for federal and New York State income tax purposes, FIN 48 is applicable. The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass – through entities. However, certain taxing jurisdictions do not recognize the Company's income tax status as a pass-through entity. The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

Continued

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM AND PAYABLES TO BROKERS

As of December 31, 2008, the amount due from Brokers includes commissions earned and not paid out by the Clearing Broker and direct billings to Brokers. In addition, the Company has cash balances at the Clearing Broker, including the required clearing deposit and minimum equity account pursuant to the Clearing Agreement. As of December 31, 2008, the amount payable to brokers included commission pay outs owed to Brokers and clearing charges and other fees owed to the Clearing Broker.

Amounts receivable from and payable to Brokers at December 31, 2008 consist of the following:

	Receivable	*Payable*
Commissions and cash balances owed from Clearing Broker	$ 2,237,524	$ -
Direct billing owed from Brokers	726,557	-
Deposit Account with Clearing Broker		
Clearing Deposit	200,000	-
Equity Account	221,636	-
Commission payouts	-	1,513,674
Clearing charges and other fees	-	88,733
	$ 3,385,717	$ 1,602,407

4 - RECEIVABLE FROM OFFICERS

During the year, the Company has advanced funds to certain officers of the Company. Such advances are non-interest bearing and are partially repaid throughout the year. At December 31, 2008 the amount due from officers is $156,938 and is included in other assets.

5 - OTHER LIABILITIES

As of December 31, 2008, other liabilities included obligations to provide research and other services to certain customers.

6 - EQUIPMENT, FIXTURES, AND IMPROVEMENTS

Furniture, equipment, and improvements are stated at cost and are summarized as follows:

Furniture and equipment	$ 728,829
Leasehold improvements	189,344
	918,173
Less: Accumulated depreciation and amortization	709,224
	$ 208,949

Depreciation and amortization expense on equipment, fixtures, and leasehold improvements for the year ended December 31, 2008 amounted to $139,559.

7 - COMMITMENTS

The Company is obligated under various operating leases for its offices and office equipment.

Offices located in New York are subject to a seven year lease expiring in June 2015 which provides that in addition to the minimum base rent the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement. Offices located in Texas and Florida are subject to a six and fourteen month lease respectively, both expiring in 2009.

Leased office equipment are subject to leases with terms of 36 months expiring in 2010.

Future minimum lease payments under these operating leases at December 31, 2008 are as follows:

For the Years Ended December 31,	
2009	$ 503,784
2010	$ 467,951
2011	$ 476,386
2012	$ 502,842
2013	$ 515,872
Thereafter	$ 797,352

Rental expense for the year ended December 31, 2008 was $345,932.

Pursuant to an amendment to the Clearing Agreement, the Company is required to increase its clearing deposit and its minimum equity account to an aggregate amount of $1,000,000. The Clearing Broker has agreed to allow the Company to fund the increase over a 15 month period ending December 2009. As of December 31, 2008, the remaining funding commitment is $600,000.

8 - CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. Cash in banks were insured up to $100,000 per institution through October 3, 2008. Congress temporarily increased FDIC deposit insurance from 100,000 to 250,000 per depositor through December 31, 2009. Bank balances, from time to time exceed federally insured limits. As of December 31, 2008, the Company's cash balances on deposit exceeded the insured limit by $3,858,141

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $2,744,378 which was $2,511,787 in excess of its required net capital of $232,591. The Company's net capital ratio was 1.27 to 1.

Continued

10 - OFF-BALANCE-SHEET RISK

In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract.

CUTTONE & COMPANY, INC.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 3,602,546
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from brokers	220,150
Furniture, equipment, and leasehold improvements - net book value	208,949
Other	413,958
	843,057
Net capital before haircuts	2,759,489
Haircuts on securities:	
Money Market Accounts	15,111
Net capital	$ 2,744,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Liabilities	$ 3,488,870
Total Aggregate Indebtedness	$ 3,488,870
Minimum Net Capital Requirement - 6.66% of adjusted aggregate indebtedness	$ 232,591
Net Capital Requirement - greater of minimum net capital requirement or $5,000	$ 232,591
Net Capital in Excess of Requirement	$ 2,511,787
Ratio of Aggregate Indebtedness to Net Capital	1.27 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 27, 2009 as filed by the Company.

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2008 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

In planning and performing our audit of the financial statements of Cuttone & Company, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors and Stockholders
Cuttone & Company, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose describe in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2009